                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                            Verex Laboratories, Inc.
                            ------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   923406 20 1
                                 --------------
                                 (CUSIP Number)

                                Kurtis W. Nestman
                            PR Pharmaceuticals, Inc.
                               1716 Heath Parkway
                                  P.O. Box 2126
                             Fort Collins, CO 80522
                                  970-484-5560
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 3, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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CUSIP No. 923406 20 1

1        NAME OF REPORTING PERSON

         PR Pharmaceuticals, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]      (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Colorado

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               0 shares
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 0 shares
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     0 shares

                                    10      SHARED DISPOSITIVE POWER
                                                     0 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Verex common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14       TYPE OF REPORTING PERSON

CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by PR Pharmaceuticals, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

         The Statement on Schedule 13D, dated April 10, 2000 filed by PR Pharmaceuticals, Inc. is amended as follows:

Item 2 is amended and restated in its entirety to read as follows:

ITEM 2. IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is PR Pharmaceuticals, Inc., a Colorado corporation ("PRP").

         (b) The address of the principal office and principal business of PRP is 1716 Heath Parkway, P.O. Box 2126, Fort Collins, CO 80522.

         (c) PRP's principal business is pharmaceutical delivery systems.

         (d) During the past five years, neither PRP nor, to PRP's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither PRP nor, to PRP's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) To PRP's knowledge, with the exception of Mr. Patrick Bols who is a citizen of Belgium, all of the directors and executive officers of PRP named in
Schedule I to this Schedule 13D are citizens of the United States.

Item 3 is amended and restated in its entirety to read as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         PRP had purchased the common stock of Verex Laboratories, Inc. ("VEREX") with newly issued shares of PRP. No cash consideration was paid. Expenses associated with the purchase were paid for from PRP's working capital.

Item 4 is amended and restated in its entirety to read as follows:

ITEM 4. PURPOSE OF TRANSACTION

         (a) On July 3, 2002, PRP returned the 1,345,517 shares (the "PURCHASE SHARES") of Verex that PRP had previously purchased from James M. Dunn and Carolyn K. Dunn, Raincrest Associates, LLC, Birklea, Ltd. and Glyn Mills (collectively, the "SELLING SHAREHOLDERS") pursuant to that certain Stock Purchase and Subscription Agreement, (the "SPA") dated as of January __, 2000, among PRP, the Selling Shareholders and James B. Petre. PRP is seeking the return of shares of its common stock issued pursuant to the SPA in connection with such return of the Purchase Shares to the Selling Shareholders. As of July 3, 2002, PRP beneficially owns no shares Verex common stock and the Selling Shareholders collectively hold approximately 52.95% of the outstanding common stock of Verex.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

         (h) Not applicable.

         (i) Not applicable.

         (j) Other than as described above, PRP currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although PRP reserves the right to develop such plans).

Item 5 is amended and restated in its entirety to read as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the return of the Purchase Shares to the Selling Shareholders, PRP does not beneficially own any shares of common stock.

         (c) To the knowledge of PRP, without independent investigation, the only transactions in the class of securities reported that have been effected during the past sixty days by any person named pursuant to Item 2 are the return by PRP of the Purchase Shares to the Selling Shareholders as described in Item 4.

         (d) Not applicable.

         (e) PRP ceased to be the beneficial owner of more than five percent of the Common Stock of Verex on July 3, 2002.

Item 6 is amended and restated in its entirety to read as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the return of the Purchase Shares to the Selling Shareholders, to the knowledge of PRP, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Verex, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

PR PHARMACEUTICALS, INC.



/s/ Kurtis W. Nestman
-------------------------------
Name: Kurtis W. Nestman
Title: Chief Financial Officer

Schedule I is amended to read in its entirety as follows:

                                   SCHEDULE I

      EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF PR PHARMACEUTICALS, INC.

      NAME                                           POSITION WITH PR PHARMACEUTICALS
      ----                                           --------------------------------

Steve R. Howe                        Chairman of the Board of Directors and Chief Executive Officer

Patrick Bols                         Director and President

William R. Lance                     Director, Executive Vice President, Secretary and Treasurer

Kurtis W. Nestman                    Chief Financial Officer

Paul S. Hudnut                       Vice President - Corporate Business Development

Claude A. Piche                      Vice President - Clinical Research and Regulatory Affairs

Paul Schmidt                         Vice President - Research and Development

Dean Kreikemeier                     Vice President - Operations

The address of PR Pharmaceuticals' principal executive office is 1716 Heath Parkway, P.O. Box 2126, Fort Collins, Colorado 80522.

               NON-EMPLOYEE DIRECTORS OF PR PHARMACEUTICALS, INC.

            NAME                      PRINCIPAL OCCUPATION OR EMPLOYMENT                     BUSINESS ADDRESS
            ----                      ----------------------------------                     ----------------

  Danny H. Lewis                Consultant                                          383 Wynn-Wallace Rd
                                                                                    Hartselle, AL 35640

  Edward J. Ledder              Retired                                             Medicine Bow River Ranch
                                                                                    P.O. Box 410
                                                                                    Medicine Bow, WY 82329

  Jon S. Fossel                 Retired                                             Double F Ranch
                                                                                    Box 974
                                                                                    Ennis, MT 59729

  W. George Meredith            Retired                                             8484 Lake Elmo Avenue North
                                                                                    Stillwater, MN 55082

  Forrest Mobley                Executive Director of "The Marriage Retreat"        4421 Commons Drive East,
                                                                                    PMB 404
                                                                                    Destin, FL 32541-3487

  Haskell Wright                Veterinarian, Chief Operating Officer - NVA-Apollo  6415 W. Wethersfield Road
                                                                                    Glendale, AZ 85304